UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: July 2022
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Introductory Note

On July 21, 2022, the Board of Directors (the “Board”) of Maxeon Solar Technologies, Ltd (the “Company”) appointed Yanbing Jiang to serve as a member of the Board and as a member of the Company’s Nomination and Corporate Governance Committee. Mr. Jiang is a designee of Zhonghuan Singapore Investment and Development Pte. Ltd (“TZE”), pursuant to the Shareholders Agreement dated August 26, 2020 between the Company, TZE and TotalEnergies Solar INTL SAS and TotalEnergies Gaz Electricité Holdings France SAS, and is replacing Shen Haoping, whose resignation from the Board was effective immediately upon Mr. Jiang’s appointment.

Yanbing Jiang serves as a director designated by TZE on Maxeon’s Board of Directors and member of its Nominating and Corporate Governance Committee. Mr. Jiang is the Chief Strategy Officer of TZE. Prior to his role at TZE, he was a Senior Executive Advisor and Managing Director at PwC Strategy& Germany from January 2019 to early 2022. Earlier, Mr. Jiang had served as the Head of Strategy, Market Development, M&A at Infineon Technologies Greater China region from 2014 to 2018 and was concurrently an independent board member in NanoBioImaging International Ltd from January 2017 to December 2018. Prior to this, Mr. Jiang also held various executive level and strategic positions at Huawei Technologies and Royal Philips Electronics. Mr. Jiang graduated from Nankai University with a Bachelor of Science/Computer Science and Bachelor of Law, from Katholieke Universiteit Leuven with a Master of Science/Computer Science and Master of Law, and from Duke University with a Master of Business Administration.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-265253) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

July 27, 2022	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer